UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 November 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



2018 MEDIA RELEASE
OPERATING UPDATE
Quarter ended 30 September 2018

JOHANNESBURG. 9 November 2018: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2018. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Key Statistics

Figures are in millions unless otherwise stated		United States Dollars		
		Quarter		
		September 2018	June 2018	September 2017
Gold produced (attributable)*	oz (000)	**533**	504	567
Continuing operations		**533**	504	552
Discontinued operations		**–**	–	15
Tonnes milled/treated	000	**8,878**	8,314	8,712
Continuing operations		**8,878**	8,314	8,609
Discontinued operations		**–**	–	103
Revenue	US$/oz	**1,184**	1,297	1,276
Continuing operations		**1,184**	1,297	1,276
Discontinued operations		**–**	–	1,270
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	**41**	42	43
Continuing operations		**41**	42	42
Discontinued operations		**–**	–	158
All-in sustaining costs	US$/oz	**977**	973	906
Continuing operations		**977**	973	896
Discontinued operations		**–**	–	1,284
Total all-in cost	US$/oz	**1,140**	1,187	1,032
Continuing operations		**1,140**	1,187	1,025
Discontinued operations		**–**	–	1,284
Net debt	US$m	**1,564**	1,393	1,302

*Gold produced in this table is attributable and includes Gold Fields share of 45 per cent in Asanko.
All of the key statistics are managed figures.
**Cash flow from operating activities (which is net of tax) less net capital expenditure, environmental payments and financing costs.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent), Cerro Corona in Peru (99.5 per cent) and Asanko JV (45 per cent equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

STOCK DATA FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2018

Number of shares in issue		NYSE – (GFI)	
– at end September 2018	820,614,217	Range – Quarter	US$2.29 – US$3.74
– average for the quarter	820,614,217	Average Volume – Quarter	4,203,720 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR32.90 – ZAR50.25
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	2,871,764 shares/day

Statement by **Nick Holland,**
Chief Executive Officer of Gold Fields

Quarter overview

Q3 2018 was characterised by the international assets posting another strong operating performance and South Deep negatively impacted by the restructuring announced in August 2018. Group attributable equivalent gold production was 533koz (+6% QoQ) for the quarter at AISC of US$977/oz and AIC of US$1,140/oz.

Despite our strong focus on safety, regrettably, there was a fatality at South Deep post quarter end and after the mine had achieved 2 million fatality free shifts over 18 months. We are deeply saddened to announce that our colleague Ananias Mosololi, an underground LHD operator, tragically succumbed to his injuries on Saturday 13 October, following an accident that occurred underground at South Deep on Friday 12 October. We extend our heartfelt condolences to the family, friends and colleagues of Mr Mosololi.

South Deep

On 14 August, Gold Fields announced a proposed restructuring at South Deep, which could potentially affect 1,102 permanent employees and 460 contractors. The company has proposed to suspend mining activities in loss making areas of the mine and reduce operational and support staff commensurately, as well as suspend development activities in the New Mine area. Both trade unions were served with section 189 notices in terms of the Labour Relations Act on 14 August, which is when the legislated minimum 60-day consultation period commenced. Progress with the majority union (the NUM) was slow and confrontational during the consultation period and characterised by a lack of consensus. This resulted in low morale in the workforce and uncertainty about job security and as such, the restructuring process has had a negative impact on productivity at South Deep. During Q3 2018, the mine produced 1,539kg (50koz).

The consultation period ended on 30 October. The retrenchment process is now underway, with retrenchment letters having been issued to affected employees. As a consequence, the NUM has embarked on industrial action. While it is a protected strike, the 'no-work, no-pay' principle will apply. As is always the case, the safety and security of our employees remains our main objective during the industrial action.

Damang

The reinvestment project at Damang continues to track ahead of plan. During Q3 2018, total tonnes mined were 20% ahead of plan at 11.4Mt, whilst gold produced of 51koz at AISC of US$682/oz and AIC of US$1,288/oz was also ahead of expectations. Year-to-date, Damang has produced 141koz and is well on track to achieve full-year guidance of 160koz.

Gruyere

Construction at Gruyere continued to make steady progress during Q3 2018 and the project remains on track for first production in Q2 2019. As at end-September 2018, overall project engineering and construction were 95% and 69% complete, respectively. EPC construction (process plant and associated infrastructure) was 55% complete. Downer, which was awarded a five-year mining contract in December 2017, has completed work on the mine workshops and supporting infrastructure and begun mobilising the mining fleet and operating team for commencement of mining operations in November 2018.

Salares Norte

The feasibility study at Salares Norte is on track for completion by the end of 2018. Results of the feasibility study are not expected to differ materially from the interim results which Gold Fields released in February 2018. The Environmental Impact Assessment (EIA) was accepted for review on 11 July 2018. We anticipate a period of 18 to 24 months for the review to be completed.

Term loan maturity extended by 12 months

The Group has successfully extended the maturity of the US$380m term loan by 12 months to 6 June 2020 (from 6 June 2019) on the same terms, which results in no material debt maturities in 2019. The extension has been approved by the syndicate of lending banks. Gold Fields continues to proactively manage the balance sheet and will consider further refinancing of its debt during the course of 2019.

Outlook for 2018

On 6 February 2018, the Group gave guidance for the year as follows: attributable equivalent gold production of between 2.08 million ounces and 2.10 million ounces. AISC of between US$990 per ounce and US$1,010 per ounce and AIC of between US$1,190 per ounce and US$1,210 per ounce. These expectations assumed exchange rates of R/US$:12.00 and A$/US$:0.80.

On 24 April 2018, with the release of the Q1 results, the guidance was revised as result of the lower production outlook at South Deep due to the revised South Deep production outlook from 10,000 kilograms (321,000 ounces) to 7,600 kilograms (244,000 ounces). Attributable equivalent gold production for the Group for 2018 was guided down to between 2.00 million ounces and 2.05 million ounces, with AISC and AIC unchanged.

On 16 August 2018, the Group guided that attributable equivalent gold production for 2018 were expected to be on track with original guidance given in February, with the inclusion of Asanko, as Gold Fields expected to account for its contribution of 43,000 attributable ounces from 31 July 2018. AISC was expected to be between US$990 per ounce and US$1,010 per ounce and AIC was planned to be between US$1,190 per ounce and US$1,210 per ounce, both as guided originally in February.

Taking into consideration the challenges we have been facing at South Deep, including as a result of the strike and go-slow post the announcement of the restructuring and assuming that the strike continues until the end of the year with the consequence of no further production from November month onwards at South Deep. Gold production for the year is currently estimated to be 4,800 kilograms (154,600 ounces).

The international operations (including our 45 per cent share of Asanko) are expected to produce 1.85 million attributable ounces, compared with original guidance of 1.75 million attributable ounces. This includes 45,000 attributable ounces from Asanko for 5 months.

As a consequence, Group attributable production is expected to be 2.00 million ounces. We are still on track to make our guidance on AISC of between US$990 per ounce and US$1,010 per ounce and AIC of between US$1,190 per ounce and US$1,210 per ounce.

N.J. Holland
Chief Executive Officer
9 November 2018

SALIENT FEATURE AND COST BENCHMARKS

United States Dollars

Figures are in millions unless otherwise stated		Total Mine Operations Including Equity accounted Joint Venture	Total Mine Operations Excluding Equity accounted Joint Venture	Total Mine Continuing Operations Excluding Equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
					South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona
Ore milled/treated	**Sept 2018**	**8,878**	**8,491**	**8,491**	**387**	**4,914**	**3,450**	**1,077**	**387**	**1,712**
(000 tonnes)	June 2018	8,314	8,314	8,314	393	4,524	3,473	1,051	–	1,665
	Sept 2017	8,712	8,712	8,609	555	4,498	3,370	1,127	–	1,690
Yield	**Sept 2018**	**2.0**	**2.0**	**2.0**	**4.0**	**1.2**	**1.1**	**1.6**	**1.4**	**1.5**
(grams per tonne)	June 2018	2.0	2.0	2.0	3.9	1.3	1.2	1.6	–	1.3
	Sept 2017	2.1	2.1	2.1	4.5	1.2	1.3	0.9	–	1.6
Gold produced	**Sept 2018**	**550.7**	**533.1**	**533.1**	**49.5**	**195.5**	**126.5**	**51.3**	**17.6**	**83.2**
(000 managed equivalent ounces)	June 2018	523.2	523.2	523.2	48.8	186.7	133.1	53.5	–	69.0
	Sept 2017	584.8	584.8	570.1	81.2	177.2	145.1	32.2	–	89.6
Gold sold	**Sept 2018**	**545.6**	**527.5**	**527.6**	**47.3**	**195.9**	**126.5**	**51.3**	**18.1**	**80.0**
(000 managed equivalent ounces)	June 2018	522.9	522.9	522.9	50.3	186.7	133.1	53.5	–	66.5
	Sept 2017	585.0	585.0	570.3	81.2	177.2	145.1	32.2	–	89.9
Cost of sales before amortisation and depreciation	**Sept 2018**	**(352.2)**	**(338.7)**	**(338.7)**	**(66.1)**	**(118.6)**	**(76.0)**	**(29.1)**	**(13.5)**	**(38.9)**
(million)	June 2018	(347.7)	(347.7)	(347.7)	(74.4)	(107.5)	(73.5)	(34.0)	–	(39.6)
	Sept 2017	(342.5)	(342.5)	(325.4)	(79.0)	(105.0)	(76.0)	(29.0)	–	(38.9)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2018**	**41**	**41**	**41**	**178**	**26**	**21**	**34**	**41**	**23**
	June 2018	42	42	42	187	23	19	37	–	23
	Sept 2017	43	43	42	143	26	26	25	–	23
Sustaining capital	**Sept 2018**	**(142.5)**	**(139.0)**	**(139.0)**	**(10.5)**	**(45.3)**	**(38.3)**	**(3.5)**	**(3.5)**	**(10.7)**
(million)	June 2018	(134.4)	(134.4)	(134.4)	(10.6)	(48.0)	(44.4)	(3.6)	–	(7.0)
	Sept 2017	(150.0)	(150.0)	(149.6)	(15.3)	(45.1)	(41.8)	(3.3)	–	(9.9)
Non-sustaining capital	**Sept 2018**	**(36.3)**	**(35.9)**	**(35.9)**	**(4.8)**	**(31.5)** #	**–**	**(31.1)** #	**(0.4)**	**–**
(million)	June 2018	(39.7)	(39.7)	(39.7)	(7.4)	(32.4) #	–	(32.4) #	–	–
	Sept 2017	(38.6)	(38.6)	(38.6)	(4.4)	(34.2) #	–	(34.2) #	–	–
Total capital expenditure	**Sept 2018**	**(178.8)**	**(174.9)**	**(174.9)**	**(15.3)**	**(76.8)**	**(38.3)**	**(34.6)**	**(3.9)**	**(10.7)**
(million)	June 2018	(174.2)	(174.2)	(174.2)	(18.0)	(80.4)	(44.4)	(36.0)	–	(7.0)
	Sept 2017	(188.5)	(188.5)	(188.0)	(19.7)	(79.3)	(41.8)	(37.5)	–	(9.9)
All-in-sustaining costs	**Sept 2018**	**966**	**960**	**960**	**1,663**	**900**	**972**	**682**	**1,018**	**443**
(dollar per ounce)	June 2018	969	969	969	1,736	897	955	746	–	316
	Sept 2017	892	892	881	1,203	941	909	1,084	–	124
Total all-in-cost	**Sept 2018**	**1,038**	**1,034**	**1,034**	**1,764**	**1,061**	**972**	**1,288**	**1,039**	**443**
(dollar per ounce)	June 2018	1,051	1,051	1,051	1,882	1,069	955	1,347	–	316
	Sept 2017	963	963	954	1,257	1,134	909	2,147	–	124

		United States Dollars				Australian Dollars				South African Rand	United States Dollars	Australian Dollars
		Australia Region				Australia Region				South Africa Region	Australia Region	Australia Region
		Continuing				Continuing					Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
Operating Results												
Ore milled/treated	**Sept 2018**	**1,866**	**1,077**	**310**	**479**	**1,866**	**1,077**	**310**	**479**	**387**	**–**	**–**
(000 tonnes)	June 2018	1,732	1,020	305	407	1,732	1,020	305	407	393	–	–
	Sept 2017	1,866	1,123	315	428	1,866	1,123	315	428	555	103	103
Yield	**Sept 2018**	**3.7**	**2.6**	**6.2**	**4.7**	**3.7**	**2.6**	**6.2**	**4.7**	**4.0**	**–**	**–**
(grams per tonne)	June 2018	3.9	2.9	5.8	5.2	3.9	2.9	5.8	5.2	3.9	–	–
	Sept 2017	3.7	2.5	6.1	5.1	3.7	2.5	6.1	5.1	4.5	4.4	4.4
Gold produced	**Sept 2018**	**222.6**	**89.2**	**61.3**	**72.1**	**222.6**	**89.2**	**61.3**	**72.1**	**1,539**	**–**	**–**
(000 managed	June 2018	218.8	94.6	56.8	67.4	218.8	94.6	56.8	67.4	1,518	–	–
equivalent ounces)	Sept 2017	222.0	89.5	61.8	70.8	222.0	89.5	61.8	70.8	2,526	14.7	14.7
Gold sold	**Sept 2018**	**222.1**	**88.9**	**61.4**	**71.8**	**222.1**	**88.9**	**61.4**	**71.8**	**1,472**	**–**	**–**
(000 managed	June 2018	219.4	95.1	56.9	67.4	219.4	95.1	56.9	67.4	1,565	–	–
equivalent ounces)	Sept 2017	222.0	89.5	61.8	70.8	222.0	89.5	61.8	70.8	2,526	14.7	14.7
Cost of sales before	**Sept 2018**	**(128.6)**	**(47.5)**	**(37.6)**	**(43.6)**	**(176.1)**	**(64.6)**	**(51.8)**	**(59.7)**	**(941.0)**	**–**	**–**
amortisation and	June 2018	(126.2)	(48.0)	(37.4)	(40.8)	(166.3)	(62.9)	(49.6)	(53.8)	(930.6)	–	–
depreciation (million)	Sept 2017	(102.5)	(32.0)	(33.7)	(36.8)	(129.6)	(40.3)	(42.6)	(46.7)	(1,038.3)	(17.1)	(21.7)
Cost of sales before gold inventory change and amortisation and depreciation	**Sept 2018**	**68**	**43**	**122**	**87**	**93**	**60**	**168**	**120**	**2,494**	**–**	**–**
	June 2018	77	53	127	99	101	70	168	130	2,336	–	–
(dollar per tonne)	Sept 2017	68	44	120	91	86	57	152	116	1,884	158	201
Sustaining capital	**Sept 2018**	**(76.0)**	**(36.4)**	**(17.7)**	**(21.9)**	**(103.9)**	**(49.6)**	**(24.2)**	**(30.0)**	**(145.7)**	**–**	**–**
(million)	June 2018	(68.7)	(26.9)	(19.1)	(22.8)	(90.8)	(35.5)	(25.2)	(30.0)	(131.8)	–	–
	Sept 2017	(78.9)	(37.8)	(21.5)	(19.6)	(100.5)	(48.0)	(27.5)	(25.0)	(204.7)	(0.4)	(0.5)
Non-sustaining capital	**Sept 2018**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(68.7)**	**–**	**–**
(million)	June 2018	–	–	–	–	–	–	–	–	(91.4)	–	–
	Sept 2017	–	–	–	–	–	–	–	–	(55.2)	–	–
Total capital	**Sept 2018**	**(76.0)**	**(36.4)**	**(17.7)**	**(21.9)**	**(103.9)**	**(49.6)**	**(24.2)**	**(30.0)**	**(214.4)**	**–**	**–**
expenditure	June 2018	(68.7)	(26.9)	(19.1)	(22.8)	(90.8)	(35.5)	(25.2)	(30.0)	(223.2)	–	–
(million)	Sept 2017	(78.9)	(37.8)	(21.5)	(19.6)	(100.5)	(48.0)	(27.5)	(25.0)	(259.9)	(0.4)	(0.5)
All-in-sustaining costs	**Sept 2018**	**969**	**993**	**945**	**957**	**1,325**	**1,355**	**1,300**	**1,311**	**758,304**	**–**	**–**
(dollar per ounce)	June 2018	940	839	1,044	995	1,240	1,103	1,383	1,311	697,450	–	–
	Sept 2017	881	848	956	855	1,116	1,071	1,215	1,087	509,011	1,284	1,629
Total all-in-cost	**Sept 2018**	**969**	**993**	**945**	**957**	**1,325**	**1,355**	**1,300**	**1,311**	**804,998**	**–**	**–**
(dollar per ounce)	June 2018	940	839	1,044	995	1,240	1,103	1,383	1,311	755,930	–	–
	Sept 2017	881	848	956	855	1,116	1,071	1,215	1,087	530,842	1,284	1,629

Average exchange rates were US$1 = R14.03, US$1 = R12.49 and US$1 = R13.14 for the September 2018, June 2018 and September 2017 quarters, respectively.
The Australian/US dollar exchange rates were A$1 = US$0.73, A$1 = US$0.76 and A$1 = US$0.79 for the September 2018, June 2018 and September 2017 quarters, respectively.
Figures may not add as they are rounded independently.
Relates to non-sustaining capital expenditure for Damang re-investment project.
* Equity accounted Joint Venture

Review of Operations

Quarter ended 30 September 2018 compared with quarter ended 30 June 2018

South Africa region
South Deep Project

		Sept 2018	June 2018
Gold produced	000'oz	**49.5**	48.8
	kg	**1,539**	1,518
Gold sold	000'oz	**47.3**	50.3
	kg	**1,472**	1,565
Yield – underground reef	g/t	**5.63**	5.85
AISC	R/kg	**758,304**	697,450
	US$/oz	**1,663**	1,736
AIC	R/kg	**804,998**	755,930
	US$/oz	**1,764**	1,882

Gold production increased by 1 per cent from 1,518 kilograms (48,800 ounces) in the June quarter to 1,539 kilograms (49,500 ounces) in the September quarter.

Total underground tonnes mined decreased by 2 per cent from 326,000 tonnes in the June quarter to 319,000 tonnes in the September quarter. Ore tonnes mined increased by 15 per cent from 242,000 tonnes to 277,000 tonnes due to increased stoping output while underground waste mined decreased by 50 per cent from 84,000 tonnes to 42,000 tonnes. The decline in underground waste was due to temporarily suspending New Mine Development, which is ahead of schedule, in order to curtail capital expenditure to reduce cash deficits in the business and to provide more focus on current mining activities to improve performance. There was also a decrease in on reef access development from 58,600 tonnes to 48,800 tonnes, due to increased ground support and rehabilitation requirements. Underground reef grade mined decreased by 5 per cent from 6.48 grams per tonne to 6.14 grams per tonne due to lower destress and development grades. Total gold mined from underground increased by 8 per cent from 1,567 kilograms (50,400 ounces) to 1,697 kilograms (54,600 ounces) mainly due to increased stoping output, partially offset by reduced development and destress contributions.

Total tonnes milled decreased by 2 per cent from 393,000 tonnes to 387,000 tonnes. Underground ore tonnes milled increased by 5 per cent from 258,000 tonnes in the June quarter to 271,000 tonnes in the September quarter in line with ore production from underground. Underground waste milled decreased by 28 per cent from 60,000 tonnes to 43,000 tonnes due to reduced waste development as indicated above. Surface tailings material treated decreased by 4 per cent from 75,000 tonnes to 73,000 tonnes. Underground reef yield decreased by 4 per cent from 5.85 grams per tonne to 5.63 grams per tonne in line with reduced reef grade mined.

Gold recovered from underground was 1,529 kilograms (49,200 ounces) with 10 kilograms (320 ounces) being recovered from treatment of the surface material.

Destress mining decreased by 28 per cent from 6,053 square metres in the June quarter to 4,356 square metres in the September quarter due to increased ground support and rehabilitation requirements related to slower than planned stope turnover.

Longhole stoping increased by 57 per cent from 120,000 tonnes to 188,300 tonnes due to improved stope availability and improvements in drill and blast discipline. The current mine contributed 65 per cent of the total ore tonnes in the September quarter compared with 85 per cent in the June quarter with the balance from North of Wrench. Total tonnes mined from longhole stoping of total tonnes broken increased from 37 per cent in the June quarter to 59 per cent in the September quarter.

Development decreased by 33 per cent from 1,789 metres in the June quarter to 1,190 metres in the September quarter. New mine capital development on 100 level decreased by 67 per cent from 492 metres to 160 metres due to the decision to suspend New Mine Development as from the end of July 2018, as well as a decrease in on reef access development. Development in the current mine areas decreased by 31 per cent from 747 metres to 518 metres due to additional ground support compounded by low equipment availability. Development North of Wrench decreased by 7 per cent from 550 metres to 512 metres.

On 14 August, the company announced a proposed restructuring, which has affected 1,102 permanent employees and 460 contractors. The company has suspended mining activities in loss making areas of the mine and reduced operational and support staff commensurately, as well as suspended New Mine Development activities. This aims to reduce the cash deficit of the mine. The mine's two registered trade unions, the NUM and UASA were served with section 189 notices in terms of the Labour Relations Act. The company elected to have consultations facilitated by the Commission for Conciliation, Mediation and Arbitration (CCMA). In terms of the legislation, these consultations took place over the minimum period of 60 days. The consultations have been completed and focused on the business rational, alternatives to avoid job losses, selection criteria, severance packages and assistance to affected employees. Progress with the majority union, the NUM, was very slow and confrontational and characterised by lack of consensus. The proposed restructuring has had a negative impact on productivity due to uncertainty, low morale and the disruptive nature of the engagements with the majority union.

The restructuring process was completed at the end of October and retrenchment letters were served on the affected 1,102 employees. Affected employees were offered voluntary separation packages and 171 took up the offer.

Taking into consideration the challenges we have been facing at South Deep, including as a result of the strike and go-slow post the announcement of the restructuring and assuming that the strike continues until the end of the year with the consequence of no further production from November month onwards at South Deep. Gold production for the year is currently estimated to be 4,800 kilograms (154,600 ounces).

The aim of the restructuring is to move the mine closer to breakeven and it is hoped that the strike action will be concluded before year-end.

Cost of sales before amortisation and depreciation increased by 1 per cent from R931 million (US$74 million) to R941 million (US$66 million) mainly due to increased electricity costs as a result of higher winter tariff, partially offset by a gold-in-process credit to costs of R34 million (US$3 million) in the September quarter compared with a charge of R12 million (US$1 million) in the June quarter.

Capital expenditure decreased by 4 per cent from R223 million (US$18 million) in the June quarter to R214 million (US$15 million) in the September quarter.

Sustaining capital expenditure increased by 11 per cent from R132 million (US$11 million) in the June quarter to R146 million (US$10 million) in the September quarter due to an increase in major component and rebuild costs for the mine's fleet. Non-sustaining capital expenditure decreased by 25 per cent from R91 million (US$7 million) to R68 million (US$5 million) due in part to the suspension of the new mine development.

All-in sustaining costs increased by 9 per cent from R697,450 per kilogram (US$1,736 per ounce) in the June quarter to R758,304 per kilogram (US$1,663 per ounce) in the September quarter mainly due to lower gold sold, higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure.

Total all-in cost increased by 6 per cent from R755,930 per kilogram (US$1,882 per ounce) in the June quarter to R804,998 per kilogram (US$1,764 per ounce) in the September quarter due to the same reasons as for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.

West Africa region
Ghana
Tarkwa

		Sept 2018	June 2018
Gold produced	000'oz	**126.5**	133.1
Gold sold	000'oz	**126.5**	133.1
Yield	g/t	**1.14**	1.18
AISC and AIC	US$/oz	**972**	955

Gold production decreased by 5 per cent from 133,100 ounces in the June quarter to 126,500 ounces in the September quarter mainly due to lower yield.

Total tonnes mined, including capital waste stripping, increased by 8 per cent from 20.3 million tonnes in the June quarter to 22.0 million tonnes in the September quarter. Ore tonnes mined increased by 13 per cent from 3.1 million tonnes to 3.5 million tonnes due to increased mining volumes at the Akontansi pit, which has a lower strip ratio.

Operational waste tonnes mined increased by 40 per cent from 4.8 million tonnes to 6.7 million tonnes and capital waste tonnes mined decreased by 5 per cent from 12.4 million tonnes to 11.8 million tonnes in line with the operational plan. Mined grade decreased by 8 per cent from 1.31 grams per tonne to 1.21 grams per tonne due to lower grades from the Akontansi pit. Gold mined increased by 3 per cent from 132,500 ounces to 136,400 ounces as a result of increased ore tonnes mined. The strip ratio decreased from 5.5 to 5.3.

The CIL plant throughput remained similar at 3.5 million tonnes. Yield decreased by 3 per cent from 1.18 grams per tonne to 1.14 grams per tonne, mainly due to lower grade ore mined and processed.

Cost of sales before amortisation and depreciation, increased by 3 per cent from US$74 million to US$76 million mainly due to increased tonnes mined, partially offset by a lower gold-in-process drawdown of US$3 million in the September quarter compared with US$9 million in the June quarter.

Capital expenditure decreased by 14 per cent from US$44 million to US$38 million due to lower capital stripping.

All-in sustaining costs and total all-in cost increased by 2 per cent from US$955 per ounce in the June quarter to US$972 per ounce in the September quarter due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Damang

		Sept 2018	June 2018
Gold produced	000'oz	**51.3**	53.5
Gold sold	000'oz	**51.3**	53.5
Yield	g/t	**1.55**	1.58
AISC	US$/oz	**682**	746
AIC	US$/oz	**1,288**	1,347

Gold production decreased by 4 per cent from 53,500 ounces in the June quarter to 51,300 ounces in the September quarter mainly due to lower head grade mined and processed from Amoanda pit.

Total tonnes mined, including capital stripping, decreased by 8 per cent from 12.4 million tonnes in the June quarter to 11.4 million tonnes in the September quarter in line with the operational plan.

Ore tonnes mined increased by 27 per cent from 1.04 million tonnes in the June quarter to 1.32 million tonnes in the September quarter. Total waste tonnes mined decreased by 11 per cent from 11.4 million tonnes to 10.1 million tonnes in line with the operational plan. Capital waste tonnes included in total waste tonnes decreased by 8 per cent from 8.8 million tonnes 8.1 million tonnes due to lower stripping volumes from the Amoanda pit which is at the later stages of the current cutback. Operational waste tonnes mined decreased by 23 per cent from 2.6 million tonnes to 2.0 million tonnes also in line with the operational plan.

Head grade mined decreased by 13 per cent from 1.97 grams per tonne to 1.72 grams per tonne due to lower grade mined south of the Amoanda pit due to re configuration of the main ramp to further optimise the pit. Gold mined increased by 10 per cent from 66,100 ounces to 72,700 ounces. The strip ratio decreased from 10.9 to 7.7 due to exposed ore surfaces mined at the Amoanda pit.

Tonnes processed increased by 3 per cent from 1.05 million tonnes in the June quarter to 1.08 million tonnes in the September quarter due to higher plant overall equipment efficiency. Yield decreased by 2 per cent from 1.58 grams per tonne to 1.55 grams per tonne due to lower head grade mined. In the September quarter, tonnes milled were sourced as follows: 1.02 million tonnes at 1.75 grams per tonne from the pits and 0.06 million tonnes at 1.07 grams per tonne from stockpiles. This compared with 0.89 million tonnes at 1.94 grams per tonne from the pits and 0.16 million tonnes at 0.60 grams per tonne from stockpiles in the June quarter.

Cost of sales before amortisation and depreciation, decreased by 15 per cent from US$34 million to US$29 million mainly due to a decrease in cost of sales before gold inventory change and amortisation and depreciation due to lower operating tonnes mined, as well as a higher gold-in-process credit to cost of US$7 million in the September quarter compared with US$4 million in the June quarter.

Capital expenditure decreased by 3 per cent from US$36 million in the June quarter to US$35 million in the September quarter as a result of lower capital waste tonnes mined.

Sustaining capital expenditure was similar at US$4 million. Non-sustaining capital expenditure decreased by 3 per cent from US$32 million to US$31 million mainly due to lower capital waste mined (8.1 million tonnes in the September quarter compared with 8.8 million tonnes mined in the June quarter).

All-in sustaining costs decreased by 9 per cent from US$746 per ounce in the June quarter to US$682 per ounce in the September quarter mainly due to lower cost of sales before amortisation and depreciation, partially offset by lower gold sold.

All-in costs decreased by 4 per cent from US$1,347 per ounce in the June quarter to US$1,288 per ounce in the September quarter due to the same reasons as above as well as lower non-sustaining capital expenditure.

At the end of the September 2018 quarter and 21 months into the Damang Reinvestment Project (DRP), total material mined amounted to 75 million tonnes, 25 per cent ahead of the project schedule. Gold produced during the same period was 284,300 ounces, 45 per cent above the DRP ounces of 196,100. All major projects are on schedule. The SAG mill shell replacement is on track with installation and commissioning planned for the December 2018 quarter. The project to date capital spent is US$240 million.

Asanko (Equity accounted Joint Venture)*

		Sept 2018	June 2018
		2 months ended	
Gold produced	000'oz	17.6	–
Gold sold	000'oz	18.1	–
Yield	g/t	1.41	–
AISC	US$/oz	1,018	–
AIC	US$/oz	1,039	–

* All figures represent Gold Fields share of 45 per cent in Asanko.

Gold Fields acquisition of 45 per cent of Asanko Gold went unconditional on the 31 July 2018. Accordingly, the company has equity-accounted the results of its 45 per cent interest in Asanko for the last two months of the quarter.

Gold production for the two months ended September 2018 was 17,600 ounces.

Total tonnes mined, including deferred stripping for the two months ended September 2018 were 3.2 million tonnes. Ore tonnes mined were 0.5 million tonnes for the same period. Head grade mined was 1.46 grams per tonne.

Total waste tonnes mined were 2.7 million tonnes, whilst strip ratio was 5.12 for the two months ended September 2018.

The CIL plant throughput was 0.4 million tonnes for the two months ended September 2018 and yield was 1.41 grams per tonne.

Cost of sales before amortisation and depreciation for the two months ended September 2018 was US$14 million.

Sustaining capital expenditure for the two months ended September 2018 was US$4 million and non-sustaining capital expenditure amounted to US$nil.

All-in sustaining costs and total all-in cost for the two months ended September 2018 was US$1,018 per ounce and US$1,039 per ounce, respectively.

South America region
Peru
Cerro Corona

		Sept 2018	June 2018
Gold produced	000'oz	40.7	30.9
Copper produced	tonnes	8,437	7,317
Total equivalent gold produced	000'eq oz	83.2	69.0
Total equivalent gold sold	000'eq oz	80.0	66.5
Yield – gold	g/t	0.77	0.60
– copper	per cent	0.51	0.46
– combined	eq g/t	1.51	1.29
AISC and AIC	US$/oz	443	316
AISC and AIC	US$/eq oz	691	795
Gold price*	US$/oz	1,218	1,314
Copper price*	US$/t	6,139	6,864

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 32 per cent from 30,900 ounces in the June quarter to 40,700 ounces in the September quarter due to higher grades mined and processed as well as higher ore processed. Copper production increased by 15 per cent from 7,317 tonnes to 8,437 tonnes due to higher grade and increased ore processed. Equivalent gold production increased by 21 per cent from 69,000 ounces to 83,200 ounces mainly due to higher grade ore processed in line with the mining sequence, partially offset by the lower price factor.

Gold head grade increased by 28 per cent from 0.89 grams per tonne to 1.14 grams per tonne and gold recoveries decreased from 69.7 per cent to 66.1 per cent, in line with the mining sequence and the operational plan. Copper head grade increased by 7 per cent from 0.54 per cent to 0.58 per cent and copper recoveries decreased from 87.6 per cent to 86.2 per cent. Gold yield increased by 28 per cent from 0.60 grams per tonne to 0.77 grams per tonne due to higher head grade, partially offset by lower recoveries. The lower recoveries were due to high clay content, which required higher lime. Copper yield increased by 11 per cent from 0.46 per cent to 0.51 per cent due to higher head grade.

In the September quarter, concentrate with a payable content of 38,980 ounces of gold was sold at an average price of US$1,206 per ounce and 8,191 tonnes of copper was sold at an average price of US$5,335 per tonne, net of treatment and refining charges. This compared with 28,475 ounces of gold that was sold at an average price of US$1,302 per ounce and 7,105 tonnes of copper that was sold at an average price of US$6,244 per tonne, net of treatment and refining charges, in the June quarter.

Total tonnes mined increased by 4 per cent from 5.24 million tonnes in the June quarter to 5.44 million tonnes in the September quarter mainly due to higher ore mined in line with the mining sequence. Ore mined increased by 7 per cent from 1.62 million tonnes to 1.74 million tonnes. Operational waste tonnes mined increased by 2 per cent from 3.62 million tonnes to 3.70 million tonnes in line with the mining plan. The strip ratio decreased from 2.24 to 2.12. As previously mentioned the strip ratio is higher than previous averages due to the need to accelerate mining in line with the 2030 life extension project.

Ore processed increased by 2 per cent from 1.67 million tonnes to 1.71 million tonnes due to lower ore hardness.

Cost of sales before amortisation and depreciation, decreased by 3 per cent from US$40 million to US$39 million mainly due to a US$1 million gold-in-process credit to cost as a result of an increase in stockpiles in the September quarter compared with a charge of US$2 million due to a drawdown of stockpiles in the June quarter.

Capital expenditure increased by 57 per cent from US$7 million to US$11 million due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

All-in sustaining costs and total all-in cost per gold ounce increased by 40 per cent from US$316 per ounce in the June quarter to US$443 per ounce in the September mainly due to higher capital expenditure and lower by-product credits due to the lower copper price received, partially offset by increased gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 13 per cent from US$795 per equivalent ounce to US$691 per equivalent ounce due to the same reasons as above, as well as higher gold equivalent ounces sold, partially offset by higher capital expenditure.

Australia region
St Ives

			Sept 2018	June 2018
Gold produced		000'oz	89.2	94.6
Gold sold		000'oz	88.9	95.1
Yield	– underground	g/t	3.74	4.60
	– surface	g/t	2.31	2.47
	– combined	g/t	2.58	2.89
AISC and AIC		A$/oz	1,355	1,103
		US$/oz	993	839

Gold production decreased by 6 per cent from 94,600 ounces in the June quarter to 89,200 ounces in the September quarter.

Total ore tonnes mined decreased by 27 per cent from 1.1 million tonnes in the June quarter to 0.8 tonnes in the September quarter.

Total underground ore tonnes mined increased by 52 per cent from 181,600 tonnes in the June quarter to 275,300 tonnes in the September quarter.

At the Hamlet underground operation, ore tonnes mined decreased by 3 per cent from 86,200 tonnes in the June quarter to 83,300 tonnes in the September quarter. Head grade decreased by 14 per cent from 3.96 grams per tonne to 3.41 grams per tonne with lower grade stopes mined during the September quarter as per the mining schedule. Gold mined from Hamlet underground decreased by 17 per cent from 11,000 ounces to 9,100 ounces.

Operations at the Invincible underground mine continued to grow with ore tonnes mined increasing by 101 per cent from 95,400 tonnes in the June quarter to 192,000 tonnes in the September quarter. Head grade mined decreased by 22 per cent from 5.34 grams per tonne to 4.16 grams per tonne due to lower development ore grades, as development is no longer going through these high-grade areas, as anticipated. Gold mined from Invincible underground increased by 58 per cent from 16,300 ounces to 25,700 ounces.

At the open pit operations, ore tonnes mined decreased by 33 per cent from 0.9 million tonnes in the June quarter to 0.6 million tonnes in the September quarter with the completion of mining activities at the Invincible open pit stage 5 on 28 August 2018 as scheduled.

Grade mined from open pits, decreased by 11 per cent from 2.63 grams per tonne to 2.35 grams per tonne due to the lower proportion of high grade ore delivered from Invincible following the completion of stage 5. Gold mined from open pits decreased by

46 per cent from 77,700 ounces to 41,600 ounces due to lower tonnes mined. In the September quarter, tonnes mined were sourced as follows: 0.3 million tonnes at 3.28 grams per tonne from Invincible and 0.3 million tonnes at 1.15 grams per tonne from Neptune. This compared with 0.6 million tonnes at 3.17 grams per tonne from Invincible and 0.3 million tonnes at 1.52 grams per tonne from Neptune in the June quarter.

Operational waste tonnes mined decreased by 50 per cent from 2.2 million tonnes in the June quarter to 1.1 million tonnes in the September quarter and capital waste tonnes mined increased by 30 per cent from 2.3 million tonnes to 3.0 million tonnes due to the completion of Invincible stage 5 and relocation of the mining fleet to Neptune open pit for pre-strip activity. Total material movements at the open pits decreased by 15 per cent from 5.4 million tonnes to 4.7 million tonnes. The strip ratio increased from 4.9 to 7.4 driven by pre strip activity at Neptune.

Ounces mined at the total St Ives complex decreased by 27 per cent from 105,100 ounces in the June quarter to 76,500 ounces in the September quarter due to a 40 per cent reduction in ore tonnes mined at the open pits with the completion of mining activities at Invincible open pit stage 5. At the end of the September quarter, stockpiled Neptune high-grade oxide material amounted to 65,300 ounces (997,700 tonnes at 1.57 grams per tonne), Invincible amounted to 32,200 ounces (227,200 tonnes at 2.55 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with Neptune high-grade oxide material stockpiles of 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible stockpiles of 44,500 ounces (375,000 tonnes at 2.81 grams per tonne) and A5 stockpiles of 7,900 ounces (174,000 tonnes at 1.46 grams per tonne), at the end of the June quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Throughput at the Lefroy mill increased by 6 per cent from 1.02 million tonnes in the June quarter to 1.08 million tonnes in the September quarter with higher plant availability during the quarter, following a scheduled major maintenance shutdown in the June quarter. Yield decreased by 11 per cent from 2.89 grams per tonne to 2.58 grams per tonne mainly due to stockpile movements quarter-on-quarter.

Cost of sales before amortisation and depreciation, increased by 3 per cent from A$63 million (US$48 million) to A$65 million (US$48 million). The increase was due to a gold inventory credit to costs of A$nil (US$nil) in the September quarter compared with A$9 million (US$6 million) in the June quarter, partially offset by reduced mining costs at the open pits in the September quarter (A$4 million/US$3 million) due to lower operational tonnes mined, and lower processing costs (A$3 million/US$2 million) following the major maintenance shutdown in the June quarter.

Capital expenditure increased by 39 per cent from A$36 million (US$27 million) to A$50 million (US$36 million) due to increased capital development at Invincible underground and Neptune open pit (A$8 million/US$7 million), and increased exploration drilling costs at Invincible underground (A$4 million/US$3 million).

All-in sustaining costs and total all-in cost increased by 23 per cent from A$1,103 per ounce (US$839 per ounce) in the June quarter to A$1,355 per ounce (US$993 per ounce) in the September quarter due to higher cost of sales before amortisation and depreciation, higher capital expenditure at Invincible and Neptune as planned and lower gold sold.

Agnew

		Sept 2018	June 2018
Gold produced	000'oz	**61.3**	56.8
Gold sold	000'oz	**61.4**	56.9
Yield	g/t	**6.15**	5.79
AISC and AIC	A$/oz	**1,300**	1,383
	US$/oz	**945**	1,044

Gold production increased by 8 per cent from 56,800 ounces in the June quarter to 61,300 ounces in the September quarter mainly due to higher grades mined and processed.

Ore mined from underground decreased by 7 per cent from 323,900 tonnes in the June quarter to 301,800 tonnes in the September quarter. This was largely due to a change in the mining sequence in the FBH area at Waroonga following updated geotechnical recommendations that have reduced available stoping fronts for the quarter. Head grade mined increased by 16 per cent from 6.01 grams per tonnes to 6.97 grams per tonne with increased material mined from the high grade Bengal area at Waroonga. Gold mined increased by 8 per cent from 62,600 ounces to 67,700 ounces. In the September quarter tonnes mined were sourced as follows: 153,200 tonnes at 10.2 grams per tonne from Waroonga and 148,600 tonnes at 3.7 grams per tonne from New Holland. This compared with 168,000 tonnes at 8.3 grams per tonne from Waroonga and 155,900 tonnes at 3.6 grams per tonne from New Holland in the June quarter.

Tonnes processed increased by 2 per cent from 304,900 tonnes in the June quarter to 310,400 tonnes in the September quarter. The combined yield increased by 6 per cent from 5.79 grams per tonne to 6.15 grams per tonne due to the higher grades mined, as a result of increased material from the high grade Bengal area as discussed above.

Cost of sales before amortisation and depreciation, increased by 4 per cent from A$50 million (US$37 million) in the June quarter to A$52 million (US$38 million) in the September quarter mainly due to an increase in mining costs of A$1 million (US$1 million) as a result of the increased ore development metres advanced in the September quarter. In addition, a gold-in-circuit credit of A$nil (US$nil) in the September quarter compared with A$2 million (US$1 million) in the June quarter. The credit to cost in the June quarter was primarily due to a build-up of stockpiles with more ore mined than processed.

Capital expenditure decreased by 4 per cent from A$25 million (US$19 million) to A$24 million (US$18 million) mainly due to decreased capital development expenditure with less capital development and increased ore development costs in the September quarter.

All-in sustaining costs and total all-in cost decreased by 6 per cent from A$1,383 per ounce (US$1,044 per ounce) in the June quarter to A$1,300 per ounce (US$945 per ounce) in the September quarter due to lower capital expenditure and higher gold sold, partially offset by higher cost of sales before amortisation and depreciation.

Granny Smith

		Sept 2018	June 2018
Gold produced	000'oz	**72.1**	67.4
Gold sold	000'oz	**71.8**	67.4
Yield	g/t	**4.68**	5.16
AISC and AIC	A$/oz	**1,311**	1,311
	US$/oz	**957**	995

Gold production increased by 7 per cent from 67,400 ounces in the June quarter to 72,100 ounces in the September quarter mainly due to increased ore tonnes mined and processed.

Ore mined from underground increased by 9 per cent from 423,700 tonnes to 460,800 tonnes. Head grade mined decreased by 6 per cent from 5.23 grams per tonnes in the June quarter to 4.94 grams per tonne in the September quarter in line with the geotechnical sequencing inherent in the plan. As a result of the 9 per cent increase in tonnes mined and the 6 per cent decrease in grade, overall ounces mined increased by 3 per cent from 71,300 ounces in the June quarter to 73,200 ounces in the September quarter.

Tonnes processed increased by 18 per cent from 406,400 tonnes in the June quarter to 478,700 tonnes in the September quarter due to increased availability of mined ore and the timing of milling campaigns quarter on quarter. The yield decreased by 9 per cent from 5.16 grams per tonne to 4.68 grams per tonne due to lower head grade mined.

Cost of sales before amortisation and depreciation, increased by 11 per cent from A$54 million (US$41 million) in the June quarter to A$60 million (US$44 million) in the September quarter mainly due to a A$4 million (US$3 million) increase in mining costs as a result of increased ore mined and a A$2 million (US$2 million) gold-in-circuit charge to costs in the September quarter compared with A$1 million (US$1 million) in the June quarter.

Capital expenditure was similar at A$30 million (US$22 million). During the September quarter, A$22 million (US$17 million) was spent on mine development and infrastructure projects and A$8 million (US$5 million) was spent on exploration activities.

All-in sustaining costs and total all-in cost was similar at A$1,311 per ounce (US$957 per ounce). The increase in cost of sales before amortisation and depreciation of A$6 million (US$3 million) was offset by increased gold sold.

Gruyere

First gold remains scheduled for the June 2019 quarter, in line with the guidance issued in April 2018. The final forecast capital (FFC) cost estimate remains at A$621 million (level of accuracy range + 2 per cent/-2 per cent) as reported by the joint venture partners on 30 July 2018.

In accordance with the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10 per cent of costs overruns, excluding scope changes and force majeure costs. This translates to approximately A$51 million. Consequently, Gold Fields share of the FFC is A$337 million with A$203 million having been incurred up to the end of September 2018. As at 30 September 2018, overall project engineering and construction was 95 per cent and 69 per cent complete, respectively, with EPC construction (process plant and associated infrastructure) 55 per cent complete.

We believe that the long-life, low-cost nature of Gruyere will improve the Gold Fields portfolio.

UNDERGROUND AND SURFACE (UNREVIEWED)

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity accounted Joint Venture	Total Mine Continuing Operations Including Equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Continuing				Discontinued
				South Deep	Total	Tarkwa	Damang	Asanko# 45%	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
Tonnes mined	**Sept 2018**	**1,314**	**1,314**	**277**	**–**	**–**	**–**	**–**	**–**	**1,037**	**275**	**302**	**461**	**–**
(000 tonnes)*	June 2018	1,171	1,171	242	–	–	–	–	–	929	182	324	424	–
– underground ore	Sept 2017	1,305	1,205	388	–	–	–	–	–	817	100	293	424	100
	Sept 2018	**42**	**42**	**42**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	84	84	84	–	–	–	–	–	–	–	–	–	–
	Sept 2017	48	48	48	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**7,645**	**7,645**	**–**	**5,352**	**3,511**	**1,317**	**525**	**1,741**	**552**	**552**	**–**	**–**	**–**
– surface ore	June 2018	6,722	6,722	–	4,183	3,139	1,044	–	1,619	920	920	–	–	–
	Sept 2017	8,453	8,453	–	5,354	4,435	919	–	1,803	1,296	1,296	–	–	–
	Sept 2018	**9,000**	**9,000**	**319**	**5,352**	**3,511**	**1,317**	**525**	**1,741**	**1,589**	**827**	**302**	**461**	**–**
– total	June 2018	7,977	7,977	326	4,183	3,139	1,044	–	1,619	1,849	1,102	324	424	–
	Sept 2017	9,807	9,707	436	5,354	4,435	919	–	1,803	2,113	1,395	293	424	100
Grade mined	**Sept 2018**	**5.6**	**5.6**	**6.1**	**–**	**–**	**–**	**–**	**–**	**5.3**	**3.9**	**7.0**	**4.9**	**–**
(grams per tonne)	June 2018	5.8	5.8	6.5	–	–	–	–	–	5.4	4.7	6.0	5.2	–
– underground ore	Sept 2017	6.2	6.3	6.3	–	–	–	–	–	6.0	3.7	7.3	5.7	4.6
	Sept 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2017	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**1.4**	**1.4**	**–**		**1.2**	**1.7**	**1.5**	**1.1**	**2.3**	**2.3**	**–**	**–**	**–**
– surface ore	June 2018	1.5	1.5	–	1.5	1.3	2.0	–	0.9	2.6	2.6	–	–	–
	Sept 2017	1.6	1.6	–	1.3	1.3	1.0	–	1.3	2.8	2.8	–	–	–
	Sept 2018	**2.0**	**2.0**	**5.3**		**1.2**	**1.7**	**1.5**	**1.1**	**4.3**	**2.9**	**7.0**	**4.9**	**–**
– total	June 2018	2.2	2.2	4.8	1.5	1,3	2.0	–	0.9	4.0	3.0	6.0	5.2	–
	Sept 2017	2.2	2.1	5.6	1.3	1.3	1.0	–	1.3	4.0	2.8	7.3	5.7	4.6
Gold mined	**Sept 2018**	**230.2**	**230.2**	**54.6**	**–**	**–**	**–**		**–**	**175.6**	**34.8**	**67.7**	**73.2**	**–**
(000 ounces)*	June 2018	211.7	211.7	50.4	–	–	–	–		161.3	27.3	62.6	71.3	–
– underground ore	Sept 2017	252.5	237.5	79.2	–	–	–	–	–	158.3	12.0	69.2	77.1	15.0
	Sept 2018	**–**	**–**	**–**	**–**	**–**	**–**		**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2017	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**339.6**	**339.6**	**0.4**	**233.7**	**136.4**	**72.7**	**24.7**	**64.0**	**41.6**	**41.6**	**–**	**–**	**–**
– surface ore	June 2018	322.8	322.8	0.3	198.5	132.5	66.1	–	46.2	77.7	77.7	–	–	–
	Sept 2017	410.6	410.6	–	219.7	189.0	30.7	–	75.7	115.3	115.3	–	–	–
	Sept 2018	**569.9**	**569.9**	**54.9**	**233.7**	**136.4**	**72.7**	**24.7**	**64.0**	**217.3**	**76.5**	**67.7**	**73.2**	**–**
– total	June 2018	534.0	534.0	50.7	198.5	132.5	66.1	–	46.2	239.0	105.1	62.6	71.3	–
	Sept 2017	663.1	648.1	79.2	219.7	189.0	30.7	–	75.7	273.6	127.3	69.2	77.1	15.0
Ore milled/treated	**Sept 2018**	**1,264**	**1,264**	**271**	**–**	**–**	**–**		**–**	**993**	**204**	**310**	**479**	**–**
(000 tonnes)*	June 2018	1,170	1,170	258	–	–	–	–	–	912	201	305	406	–
– underground ore	Sept 2017	1,346	1,243	398	–	–	–	–	–	845	102	315	428	103
	Sept 2018	**42**	**42**	**42**	**–**	**–**	**–**		**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	60	60	60	–	–	–	–	–	–	–	–	–	–
	Sept 2017	45	45	45	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**7,572**	**7,572**	**73**	**4,914**	**3,450**	**1,077**	**387**	**1,712**	**873**	**873**	**–**	**–**	**–**
– surface ore	June 2018	7,083	7,083	75	4,524	3,473	1,051	–	1,665	819	819	–	–	–
	Sept 2017	7,321	7,321	112	4,498	3,370	1,127	–	1,690	1,021	1,021	–	–	–
	Sept 2018	**8,878**	**8,878**	**387**	**4,914**	**3,450**	**1,077**	**387**	**1,712**	**1,866**	**1,077**	**310**	**479**	**–**
– total	June 2018	8,314	8,314	393	4,524	3,473	1,051	–	1,665	1,733	1,020	305	406	–
	Sept 2017	8,712	8,609	555	4,498	3,370	1,127	–	1,690	1,866	1,123	315	428	103
Yield	**Sept 2018**	**4.9**	**4.9**	**5.6**	**–**	**–**	**–**	**–**	**–**	**4.9**	**3.7**	**6.2**	**4.7**	**–**
(Grams per tonne)	June 2018	5.1	5.1	5.8	–	–	–	–	–	5.2	4.6	5.8	5.2	–
– underground ore	Sept 2017	5.4	5.4	6.3	–	–	–	–	–	5.3	3.5	6.1	5.1	4.4
	Sept 2018	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2017	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**1.5**	**1.5**	**0.1**	**1.2**	**1.1**	**1.6**	**1.4**	**1.5**	**2.3**	**2.3**	**–**	**–**	**–**
– surface ore	June 2018	1.4	1.4	0.1	1.3	1.2	1.6	–	1.3	2.5	2.5	–	–	–
	Sept 2017	1.5	1.5	0.1	1.2	1.3	0.9	–	1.6	2.4	2.4	–	–	–
	Sept 2018	**2.0**	**2.0**	**4.0**	**1.2**	**1.1**	**1.6**	**1.4**	**1.5**	**3.7**	**2.6**	**6.2**	**4.7**	**–**
– combined	June 2018	2.0	2.0	3.9	1.3	1.2	1.6	–	1.3	3.9	2.9	5.8	5.1	–
	Sept 2017	2.1	2.1	4.5	1.2	1.3	0.9	–	1.6	3.7	2.5	6.1	5.1	4.4
Gold produced	**Sept 2018**	**207.1**	**207.1**	**49.2**	**–**	**–**	**–**	**–**	**–**	**157.9**	**24.5**	**61.3**	**72.1**	**–**
(000 ounces)*	June 2018	202.4	202.4	48.5	–	–	–	–	–	153.9	29.7	56.8	67.4	–
– underground ore	Sept 2017	239.9	225.2	81.0	–	–	–	–	–	144.2	11.7	61.8	70.8	14.7
	Sept 2018	**–**	**–**	**–**	**–**	**–**	**–**		**–**	**–**	**–**	**–**	**–**	**–**
– underground waste	June 2018	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2017	–	–	–	–	–	–	–	–	–	–	–	–	–
	Sept 2018	**343.8**	**343.8**	**0.3**	**195.5**	**126.5**	**51.3**	**17.6**	**83.2**	**64.7**	**64.7**	**–**	**–**	**–**
– surface ore	June 2018	320.8	320.8	0.3	186.7	133.1	53.5	–	69.0	64.9	64.9	–	–	–
	Sept 2017	344.9	344.9	0.2	177.2	145.1	32.2	–	89.6	77.8	77.8	–	–	–
	Sept 2018	**550.7**	**550.7**	**49.5**	**195.5**	**126.5**	**51.3**	**17.6**	**83.2**	**222.6**	**89.2**	**61.3**	**72.1**	**–**
– total	June 2018	523.2	523.3	48.8	186.7	133.1	53.5	–	69.0	218.8	94.6	56.8	67.4	–
	Sept 2017	584.8	570.1	81.2	177.2	145.1	32.2	–	89.6	222.0	89.5	61.8	70.8	14.7
Cost of sales before gold inventory change and amortisation and depreciation	**Sept 2018**	**131**	**131**	**221**	**–**	**–**	**–**	–	**–**	**86**	**30**	**122**	**87**	**–**
(dollar per tonne)	June 2018	146	146	231	–	–	–	–	–	105	85	127	99	–
– underground	Sept 2017	145	144	179	–	–	–	–	–	98	64	120	91	158
	Sept 2018	**26**	**25**	**2**	**26**	**21**	**34**	**41**	**23**	**47**	**47**	–	–	**–**
– surface	June 2018	25	25	1	23	19	37	–	23	45	45	–	–	–
	Sept 2017	25	25	1	26	26	25	–	23	43	43	–	–	–
	Sept 2018	**41**	**41**	**178**	**26**	**21**	**34**	**41**	**23**	**68**	**43**	**122**	**87**	**–**
– total	June 2018	42	42	187	23	19	37	–	23	77	53	127	99	–
	Sept 2017	43	42	143	26	26	25	–	23	68	44	120	91	158

* Excludes surface material at South Deep.
# Includes only 45 per cent of Asanko (Equity accounted Joint Venture).

CERTAIN FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects", "hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;

- changes in assumptions underlying Gold Fields' mineral reserve estimates;

- the ability of the Group to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

- the ability of the Group to achieve anticipated efficiencies and other cost savings as a result of measures such as retrenchments;

- the ability of the Group to achieve anticipated production cost estimates at existing operations, projects or joint ventures as outlined in this report or as otherwise disclosed;

- the success of the Group's business strategy, development activities and other initiatives;

- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;

- decreases in the market price of gold or copper;

- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Fields' operations, projects or joint ventures;

- the occurrence of work stoppages related to health and safety incidents at Gold Fields' operations, projects or joint ventures;

- the Group's loss of senior management or inability to hire or retain employees;

- fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;

- ongoing or future labour disruptions and industrial actions at Gold Fields' operations, projects or joint ventures;

- power cost increases as well as power stoppages, fluctuations and usage constraints;

- supply chain shortages and increases in the prices of production imports;

- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;

- the adequacy of the Group's insurance coverage;

- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;

- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting Gold Fields' mining and mineral rights;

- fraud, bribery or corruption at Gold Fields' operations, projects or joint ventures that leads to censure, penalties or negative reputational impacts; and

- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

- Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

 J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail: enquiries@linkgroup.co.uk

Website
WWW.GOLDFIELDS.COM

Listings
JSE / NYSE / GFI
SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• (*Chief Executive Officer*)   PA Schmidt• (*Chief Financial Officer*)
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   P Mahanyele•   DMJ Ncube°   SP Reid°   YGH Suleman°
^ Australian * British   # Ghanaian
° Independent Director   • Non-independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 November 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer